January 7, 2011

Re:	YPF Sociedad Anónima Registration Statement on Form F-3, Filed November 26, 2010, File No. 333-170848
Form 20-F for the Fiscal Year Ended December 31, 2009, Filed June 29, 2010
Current Report on Form 6-K, Filed December 7, 2010, File No. 1-12102

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Dear Mr. Schwall:

Thank you for your letter dated December 22, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the Registration Statement on Form F-3 filed with the SEC on November 26, 2010 (File No. 333-170848) (the “F-3”), the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 20-F”) and the current report on Form 6-K filed with the SEC on December 7, 2010 (File No. 1-12102) (the “December 6-K”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s December 22, 2010 comment letter in bold text in our responses set forth in Annex I. Annex II contains our response to the question posed by Ron Winfrey, Petroleum Engineer, in his conversation with our counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell LLP, on December 6, 2010, in connection with your letter dated September 28, 2010 setting forth comments of the Staff on the 2009 20-F.

We would like to express our appreciation for your time and cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5441-0970 or fax: 54-11-5441-0232; Diego De Vivo and Fernando Ros Redondo of Deloitte, our external auditors, at 54-11-4320-2700 (ext. 2221) and 34-915-14-50-00 (ext. 2631), or our counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell LLP, at 212-450-4950 or fax: 212-701-5950.

Very truly yours,

/s/ Ángel Ramos Sánchez
Ángel Ramos Sánchez Director of Administration and Tax

Annex I

Annual Report on Form 20-F

Risk Factors, page 7

The oil and gas industry is subject to particular economic and operation risks, page 11

1.	We note your response to prior comment one from our letter dated September 28, 2010. Please expand your discussion of “certain exclusions” related to control-of-well incidents under your insurance policy for operations in the Gulf of Mexico. Also, you state that “certain contractors are responsible for indemnifying the consortium for damages.” This suggests that not all contractors provide such indemnification. Explain what you mean by “certain.”

We further advise the Staff that our control-of-well insurance, which mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire, excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

Additionally, we confirm to the Staff that the procedures applicable to the Neptune field consortium, the operator shall use its best efforts to require contractors to carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability. In addition, our own insurance policy covers risks of physical loss or damage incurred as a result of negligence by any contractor to supplies and equipment of every kind and description incidental to our operations, including, among others, materials, equipment, machinery, outfit and consumables, in each case as defined in our insurance contract and with the deductibles and exclusions specified therein.

2.	We note your response to prior comment two from our letter dated September 28, 2010.

•	Please quantify and explain your level of commitment under the “inter-company agreement” in regards to any financial obligation you may have for events covered by the agreement.

We supplementally advise the Staff that each of the parties to the “Inter-company agreement” has undertaken to maintain and operate a number of Response Operations Centers, or ROCs, each of which is required to be furnished with the equipment and materials detailed in the agreement. Such equipment, which includes containment booms, sorbents, dispersants, collectors, pumps, and containers, among others, shall be available to any of the signing parties at their request. The operator of each ROC is responsible for the maintenance of its equipment, and is committed to provide the requesting party with nautical support in the area. The requesting party is responsible for the replacement of the equipment in operative conditions after making use of it, as well as for the related operation costs.

There are a total of 14 ROCs, six of which are operated by the Company. At each of these ROCs the operator must maintain personnel adequately trained to take action in case of a spill.

Additionally, we confirm to the Staff that we do not have any financial obligation for events covered by the agreement.

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•

Explain in further detail the “plan of action” in the event of a spill or leak under the HSEC management plan for the Neptune field. Discuss what preparations have been made to respond to a potential spill or leak and tell us the resources available.

We supplementally advise the Staff that the HSEC management plan for Neptune, which is maintained by the Operator of the field, includes the following critical elements and procedures:

•	Emergency Shutdown (ESD) System

•	Fire Detection System

•	Combustible Gas Detection System

•	Ventilation Systems (Mechanical)

•	Spill/Leak Containment Systems

•	Vent/Flare System

•	Subsea Well Control System

•	Temporary Refuge

•	Escape Water Craft

•	Critical Power Systems (including electric, pneumatic, hydraulic)

•	Emergency Communication Systems

•	Hull Ballast Systems

•	Hull Tendons

•	Riser Hang-off Components

•	Design HSE Case Critical Procedures

•	Emergency Shutdown (ESD) Procedures

•	Evacuation Procedures

•	Dire Fighting Procedures

•	Helideck Operations Procedures

•	Emergency Response Procedures

Additionally, the Operator’s Emergency, Preparedness and Response procedures include teams that are on call 24 hours a day, 7 days a week (except the Fire and Safety Team (FAST)) and are summoned based on the severity level of the emergency (1-low up to 7-extreme) through a third party London based emergency dispatcher. The Operator’s teams include the following:

•

Fire and Safety Team (FAST) Site Response (Level 1 to 2 severity): Provides initial on-scene response and incident containment in the Operator’s tower building including evacuation, first aid, CPR, search and rescue.

•

Incident Management Team (IMT)—Asset/Local Response (Level 2 to 5 severity): Provides tactical, operational, HSEC, planning, logistical and regulatory notification support and other technical expertise. An Incident Management Center is established for the IMT in one room of

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the operator building in Houston. The IMT is also supported by a drilling-specific team from the World Wide Drilling group for any incidents during drilling and completions activities.

•

Emergency Management Team (EMT)—Petroleum/Asset Response (Level 3 to 5 severity): Provides support to the IMT with emphasis on strategic issues affecting the Asset and Petroleum including internal and external stakeholder management, financial, legal, and communication support. An Emergency Management Room for the EMT is established in one room of the Operator’s building in Houston.

•

Crisis Management Team (CMT)—Operator Response (Levels 5 to 7 severity): Provides support to the EMT with emphasis on strategic issues affecting the Operator including communications with stakeholders at senior levels.

•

External Response Organizations: Summoned for any severity level based on needs assessed by the IMT, EMT or CMT. Includes government response groups and external oil spill response organizations and emergency management consultants.

Item 10. Additional Information, page 138

3.	In the third paragraph, you cite Decree 628/1997 as the source for the conversion mechanism of certain Class C shares into Class D shares. In a press release posted by the Federation of Former Employees of YPF (“Federation”) on its website at http://feaypf.com/en-press.htm, the Federation claims that this decree was declared unconstitutional by the Federal Supreme Court of Argentina. Please explain the status of this decree and how you are able to rely upon this decree to convert your Class C shares into Class D shares and sell the shares.

We confirm to the Staff that Decree 628/1997 and its accompanying rules (Resolutions 778/1997 and 1023/2006 of the Ministry of Economy) have not been overturned or modified as of the date hereof and that the mechanism of conversion of Class C shares into Class D shares established by such decree is in full force and effect. In addition, we advise the Staff that the role of the Company in the conversion of Class C shares into Class D shares is limited to carrying out the conversion instructions given by the relevant governmental and judicial authorities, with the authorization of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Argentine National Securities Commission (Comisión Nacional de Valores or CNV).

We believe that the press release posted by the Federation of Former Employees of YPF (“Federation”) on its website at http://feaypf.com/en-press.htm, refers to the Federal Supreme Court of Argentina’s decision in “Antonucci, Roberto y otros c/ Estado Nacional e YPF S.A. s/ Programa Propiedad Participada,” dated November 2001, brought by a group of former employees of the Company which had allegedly been excluded from the employee share ownership plan (PPP). In such case, the Federal Supreme Court of Argentina upheld the resolution of Tribunal 10 of the Labor Court of Appeals, granting such group of former employees the right to claim compensation from the National Government for such exclusion, while discharging the Company of any responsibility in such matter. “Antonucci” was subsequently followed by numerous lawsuits in which the National Government was required to compensate former employees of the Company in similar conditions, while the Company was not found to have any responsibility. This situation led the National Government to issue Law No. 25.471 in 2002, recognizing the right of certain of our former employees to receive compensation from the National Government.

We further advise the Staff that the claims described above have not had and are not expected to have any material impact on the Company’s financial condition or results of operations.

Current Report on Form 6-K filed December 7, 2010

4.

In the first paragraph of your letter to the Buenos Aires Stock Exchange, you state that you “have verified the existence of non conventional gas with an estimated volume of approximately 4.5 TCF.” However, you do not define whether these volumes represent proved

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reserves or some less certain category of resource. Please advise. If these volumes do not qualify for disclosure in your filings with the SEC, please provide cautionary language so advising investors.

We confirm to the Staff that, as of the date hereof, the estimated volume of non conventional gas referred to in the December 6-K constitutes resources, as such term is defined in Rule 4-10(a)(28) of Regulation S-X. We further advise the Staff that the purpose of the letter sent to the Buenos Aires Stock Exchange on December 7, 2010, was to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange. We additionally confirm to the Staff that, in future submissions with the SEC, we will not disclose estimates of oil or gas resources other than reserves and any estimated values of such resources, unless such information is required to be disclosed in the document by local regulation, in which case we will provide cautionary language so advising investors.

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Annex II

We understand from the conversation held by Ron Winfrey, Petroleum Engineer, and our counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell LLP, on December 6, 2010, in connection with the Staff’s comment number 8 in its letter dated September 28, 2010, requesting the Company to “describe the qualifications of the person(s) overseeing the reserves audits as specified in Item 1202(a)(7) of Regulation S-K,” that the Company should disclose the qualifications of the Company employee responsible for overseeing the reserves audits performed by third party engineers. We confirm to the Staff that our Reserves Control Director and Quality Reserves Coordinator (whose qualifications are set forth on pages 30 and 31 of the 2009 20-F) is responsible for overseeing such reserves audits. In addition, we confirm to the Staff that we will describe the qualifications of such employee as specified in Item 1202(a)(7) of Regulation S-K in future filings.

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